UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

BIRGO REITURN FUND LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11783

Delaware

(State or other jurisdiction of incorporation or organization)

87-3415331

(I.R.S. Employer Identification No.)

848 West North Avenue

Pittsburgh, PA 15233

(Full mailing address of principal executive offices)

(412) 567-1324
(Issuer’s telephone number, including area code)

Common Units

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to raise capital sufficient for us to conduct business according to our plans;

●	our ability to acquire stabilized, income-oriented commercial real estate, and obtain a satisfactory income stream from those properties;

●	our ability to maintain sufficient liquidity and our access to capital markets;

●	the effect of changing economic conditions in the United States;

●	operating risks associated with the real estate business, including rent moratoriums, which could affect occupancy and rates at our properties;

●	our relationships with property managers, property owners and developers;

●	our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements;

●	our ability to compete effectively;

●	our ability to qualify for and continue to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes;

●	our compliance with applicable local, state and federal laws, the Investment Company Act and other laws; and

●	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved. For any forward-looking statements contained in this Annual Report, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ii

PART II

ITEM 1. BUSINESS

Birgo Reiturn Fund LLC (referred to as “the Company,” “we,” “us” and “our” unless specified otherwise) is a Delaware limited liability company formed on November 2, 2021 to acquire and manage a diversified portfolio of commercial real estate investments primarily consisting of multifamily properties located in the Heartland. The Heartland refers to a geographic region made up of Alabama, Arkansas, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, Texas, West Virginia and Wisconsin, and the western parts of Pennsylvania and New York.

The Company is not registered, and does not intend to register, as an investment company under the Investment Company Act of 1940.

Our Structure

Birgo Reiturn Fund LLC plans to own all its assets and conduct the majority of its operations through Birgo Evergreen Residential Fund LP (the “Operating Partnership”), which was formed in October 2021 and began operations in March 2022. The use of the Operating Partnership to hold all of our assets is referred to as an Umbrella Partnership Real Estate Investment Trust (“UPREIT”). Birgo Reiturn Fund LLC will not directly own any real estate properties in the UPREIT structure; rather it will be one of the limited partners in the Operating Partnership. Using an UPREIT structure may give us an advantage in acquiring properties from persons who want to defer recognizing a gain for U.S. federal income tax purposes. Birgo Reiturn Fund LLC is the sole member of the Operating Partnership’s general partner, Birgo Evergreen GP LLC.

We are managed by Birgo Realty LLC (the “Advisor” or “Sponsor” and together with any entity that is controlled by, controls or is under common control with Advisor, and any of their respective predecessor entities, “Birgo”). Our legal manager is Birgo Reiturn Fund Manager LLC (the “Manager”), a wholly owned subsidiary of our Advisor. Our Advisor is responsible for managing the Fund’s day-to-day operations and our portfolio of commercial real estate investments, and providing asset management, marketing, investor relations and other administrative services on our behalf. Our Manager has the authority to make all of the decisions regarding our commercial real estate investments.

We do not have any employees nor do we currently intend to hire any employees who will be compensated directly by us, as we are externally managed.

REIT Status

The Company expects to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes for our taxable year ending December 31, 2023. Should we qualify as a REIT for U.S. federal income tax purposes, we will not be subject to most U.S. federal income tax to the extent we distribute qualifying dividends to our unit holders in accordance with Section 856(C) of the Code. In the event we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Failing to qualify as a REIT could materially and adversely affect our net income and cash available for distribution. We believe we are organized in such a manner and will operate in such a way as to enable us to qualify for treatment as a REIT for U.S. federal income tax purposes for the taxable year ending December 31, 2023 and subsequent tax years.

Investment Strategy

We intend to acquire, asset manage, selectively leverage, syndicate and sell commercial real estate with the following characteristics:

●	stabilized assets with positive cash flow;

●	located in the stable markets and neighborhoods in the Heartland;

●	transaction sizes that are typically too small for institutional investors (sub-$25 million);

●	workforce housing properties occupied by affordable masses; and

●	valuations that provide a clear line of sight to appreciation through either increasing net operating income of underutilized assets or assets acquired at a discount by consummating pre-market and off-market deals.

We intend to acquire and operate these assets to generate consistent cash flow for quarterly distributions to investors. As a vertically-integrated operator, we also intend to preserve and increase equity value through appreciation over time. To the extent we are able to generate significant increases in asset valuation, we will opportunistically generate liquidity through refinancing. When a refinancing is completed, we will generally retain the cash proceeds to redeploy into additional investment properties.

Investment Objectives

The investment objectives for the Company are to:

●	generate attractive risk-adjusted returns through capital appreciation with an indefinite hold period;

●	produce consistent cash flow and distributions to Unit Holders;

●	prioritize capital preservation;

●	add value opportunistically to properties that are underutilized through NOI growth and asset repositioning;

●	provide investors with reliable access to direct investments in multifamily real estate for purposes of diversification and compelling risk-adjusted returns;

●	provide investors with an opportunity to invest in the Heartland and smaller multifamily assets, which are investment product profiles that otherwise are difficult to access; and

●	align incentives of investors and investment managers to increase probability of long-term investment success.

Competition

There are numerous REITs and other public and private entities with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector, and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business, as well as the real estate industry generally. These risks are outlined under the “Risk Factors” section of the Offering Circular (the “Offering Circular”) contained within the Post-Qualification Amendment No. 3 to the Offering Statement of the Company filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2023 (SEC File No. 02411783), which may be accessed here and may be updated from time to time by our future filings under Regulation A and by the supplemental risk factor set forth below.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver. Similarly, on March 12, 2023, Signature Bank Corp., or Signature, and Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although we are not a borrower under or party to any material letter of credit or any other such instruments with SVB, Signature or any other financial institution currently in receivership, if we enter into any such instruments and any of our lenders or counterparties to such instruments were to be placed into receivership, we may be unable to access such funds. In addition, if any of our partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In this regard, counterparties to credit agreements and arrangements with these financial institutions, and third parties such as beneficiaries of letters of credit (among others), may experience direct impacts from the closure of these financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program.

Our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, any financial institutions with which we enter into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These risks include, but may not be limited to, the following:

●	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

●	inability to enter into credit facilities or other working capital resources;

●	potential or actual breach of contractual obligations that require us to maintain letters of credit or other credit support arrangements; or

●	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses or other obligations, financial or otherwise, result in breaches of our financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our partners, vendors or suppliers, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on us, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause us to suffer material losses and may have a material adverse impact on our business.

In addition, additional new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common units.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, refer to “Cautionary Note Regarding Forward-Looking Statements”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Overview

Refer to Part II, Item 1. Business for more information regarding the overview of the Company.

Offering Results

Upon the original qualification of the Offering Circular, we offered on a continuous basis from $1,000,000 up to $75,000,000 common units of membership interest (the “Units”). On April 3, 2023, the Company filed with the SEC Post Qualification Amendment No. 3 to its Offering Circular, which can be found here, to, among other things, decrease the minimum offering from $1,000,000 to $100,000 and increase the minimum investment from $500 to $5,000. As of April 26, 2023, Amendment No. 3 had not yet been qualified by the SEC.

The Offering is a “best efforts” offering, which means that tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. The Company expects to offer its Units until the earlier of September 26, 2023, or the date on which the maximum offering amount has been raised; provided, however, that our Advisor may terminate this offering at any time or extend the offering (the “Offering Termination Date”). If the Company decides to extend the offering, it will provide that information in an offering circular supplement. In the event the Company has not sold the $1,000,000 minimum amount of Units by the Offering Termination Date, any money tendered by potential investors will be promptly returned by the Escrow Agent.

As of April 26, 2023, the Company has raised approximately $177,000. As of December 31, 2022, the Company had raised $82,000.

Distributions

We intend to elect to be taxed, and believe that we will qualify, as a REIT commencing with our taxable year ending December 31, 2023. To qualify as a REIT, we will be required to make aggregate annual distributions to our Unit Holders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Manager may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize, declare and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Investments

Although the Company has more than $100,000 in escrow, because Post Qualification Amendment No. 3 to its Offering Circular has not yet been qualified by the SEC, the Company cannot conduct a closing based upon on its proposed new minimum offering requirement. As a result, the Company does not yet have access to the capital in escrow which it expects to use to acquire an interest in the Operating Partnership. The Operating Partnership has made the following investments:

Property	Location	Acquisition Date	Property Type	Units	Acquisition Price
Sylvan Ridge Apartments	Pittsburgh, PA	July 14, 2022	Multifamily	120	$9,200,000
Allegheny City Stable Lofts	Pittsburgh, PA	July 21, 2022	Multifamily	36	$11,200,000
Cedarwood Apartments	Lockport, NY	October 25, 2022	Multifamily	30	$2,100,000
Ashwood Crossing Apartments	Lockport, NY	October 25, 2022	Multifamily	23	$1,500,000
Maplewood Central Apartments	Lockport, NY	October 25, 2022	Multifamily	18	$1,200,000
Willow View Apartments	Lockport, NY	October 25, 2022	Multifamily	15	$1,000,000
Oakridge Estates	West Senaca, NY	November 8, 2022	Multifamily	104	$11,000,000

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from our offering to conduct our operations. We anticipate that proceeds from our offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs. If we are unable to fully raise the $75 million maximum amount of our ongoing Regulation A offering from the issuance of our Units, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

The Company will selectively utilize leverage to enhance investment returns to the Unit Holders. The targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-75% of the greater of cost (before deducting depreciation or other noncash reserves) and fair value of our assets.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Advisor. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition stage, we expect to make payments to our Advisor in connection with the purchase of investments, the management of our assets and costs incurred by our Advisor in providing services to us.

Market Outlook and Recent Trends

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either our capital resources or the revenues or income to be derived from acquiring commercial real estate properties and other real estate related investments, other than those referred to below or elsewhere in this Annual Report or our Offering Circular.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements which have been prepared in accordance with U.S. GAAP. The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. These estimates are based on industry experience and various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. For a discussion of our accounting policies, refer to Part II, Item 7. Financial Statements - Note 2 Summary of Significant Accounting Policies in our consolidated financial statements.

Results of Operations

As of December 31, 2022, the Company has not yet sold the minimum amount of Units and therefore has not acquired an interest in the Operating Partnership. As such, for the year ended December 31, 2022 and for the period from November 2, 2021, inception, through December 31, 2021, the Company has no operating results.

Cash Flow

The following presents our cash flows for the year ended December 31, 2022 and for the period from November 2, 2021 (inception) through December 31, 2021:

Cash provided by (used in):	For the year ended December 31, 2022	For the period from November 2, 2021 (inception) to December 31, 2021
Operating activities	$-	$-
Financing activities	25,000	-
Net increase in cash and cash equivalents	$25,000	$-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$25,000	$-

Financing activities

The Company has issued 250 Units at the initial price of $100.00 per unit in a private placement prior to our Regulation A offering statement being declared “qualified” by the SEC. Three affiliates of the Advisor, the owner of the Manager, purchased all 250 Units for an aggregate purchase price of $25,000.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please refer to Part II, Item 7. Financial Statements - Note 3 Related Party Arrangements in our consolidated financial statements.

ITEM 3. DIRECTORS AND OFFICERS

As of the date of this Annual Report, the executive officers of the Company, Advisor and our Manager, and their positions and offices are as follows:

Name	Position	Age
Andrew Reichert	Principal	37
Daniel Croce	Principal	36
Josh Fischer	Principal	30
Ray Ramey	Chief Operating Officer	62
Ed Sateia	Vice President of Finance	36
Nicole Shirk	Vice President of People	43

Andrew Reichert is primarily responsible for strategic planning and corporate oversight. His real estate background includes the establishment of a full-service, vertically integrated brokerage and property management firm. Prior to co-founding Birgo, Andrew gained extensive experience with development and construction through independent multifamily syndications in the Pittsburgh market. He began his career at PNC Bank, primarily covering accounts on the West Coast. Andrew earned a Bachelor of Arts degree from the University of Pittsburgh and is a licensed real estate broker in Pennsylvania.

Daniel Croce is primarily responsible for overseeing capital markets, investment strategy and portfolio performance. Prior to co-founding Birgo, Daniel assembled and oversaw an independently syndicated portfolio of multifamily real estate investments. His experience in alternative investment management includes financial and strategic oversight of more than $400 million in private fund assets, spanning the real estate, private debt, venture capital and private equity asset classes. He began his career with Ernst & Young in Pittsburgh. Daniel holds a Master of Science degree from the University of Virginia.

Josh Fischer is primarily responsible for all aspects of acquisitions including prospecting, deal screening, underwriting, negotiations, due diligence and closing. He has successfully sourced and closed on approximately $200 million of investment real estate. Josh also participates in capital raising, debt placement and oversight of Birgo’s retail and office real estate portfolios. He began his career with Sunset Capital Group. Josh earned a Bachelor of Science degree from Grove City College.

Ray Ramey joined Birgo in October 2022 and is primarily responsible for the integration and performance of the business including fundraising, investor relations, asset acquisition and management and administrative functions. He is a highly accomplished business executive with a proven track record in finance, strategy, sales, marketing and operations with successful business outcomes in diverse industries, geographies and technology markets. Ray graduated from Carnegie-Mellon University with degrees in Chemical Engineering and Public Policy in 1983 and has completed a 3-year Systems Engineering program with Electronic Data Systems.

Ed Sateia is primarily responsible for oversight of the accounting, corporate finance, legal, compliance and information technology functions. He has served as Vice President of Finance since joining Birgo in June 2021. His career has focused on companies with complex capital stacks, including venture capital, private equity and Regulation A. Ed earned a Master of Science in Accounting from Katz Graduate School of Business, University of Pittsburgh, and was a Certified Public Accountant (license inactive).

Nicole Shirk is primarily responsible for talent acquisition, employee engagement, talent development, internal company communication, events and human resources. She has served in this role since November 2020. In her career prior to joining Birgo, Nicole served in various non-profit leadership roles that were focused on operations, partnership expansion, recruiting, training, events and leadership development. Nicole graduated with a Bachelor of Arts degree from Wake Forest University.

Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us as we are externally managed. The executive officers of our Advisor will receive compensation for their services, including services performed for us, by our Advisor. As executive officers of our Advisor, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals through fees we pay to our Advisor, we do not intend to pay any compensation directly to these individuals.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN UNIT HOLDERS

The following table sets forth the beneficial ownership of our Units as of April 26, 2023, for each person or group that holds more than 10% of the units and for each of our directors and the executive officers of our Advisor. To our knowledge, each person that beneficially owns units has sole voting and disposition power with regard to such units.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 848 West North Avenue, Pittsburgh, PA 15233.

Name of Beneficial Owner [1]	Number of Units Beneficially Owned	Percent of All Units
Andrew Reichert [2]	156.25	62.5%
Shannon Reichert [3]	156.25	62.5%
Daniel Croce	93.75	37.5%

[1]	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

[2]	Includes 62.5 shares owned by Shannon Reichert, Andrew Reichert’s spouse.

[3]	Includes 93.75 shares owned by Andrew Reichert, Shannon Reichert’s spouse.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

For further details, please refer to Part II, Item 7. Financial Statements - Note 3 Related Party Arrangements in our consolidated financial statements.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

BIRGO REITURN FUND LLC AND SUBSIDIARY

(A LIMITED LIABILITY CORPORATION)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Independent Auditors’ Report	F-1

Consolidated Balance Sheets as of December 31, 2022 and 2021	F-4

Consolidated Statements of Operations for the Year Ended December 31, 2022 and for the Period from November 2, 2021 (inception) through December 31, 2021	F-5

Consolidated Statements of Changes in Unit Holders’ Equity for the Year Ended December 31, 2022 and for the Period from November 2, 2021 (inception) through December 31, 2021	F-6

Consolidated Statements of Cash Flows for the Year Ended December 31, 2022 and for the Period from November 2, 2021 (inception) through December 31, 2021	F-7

Notes to Consolidated Financial Statements	F-8 - F-12

Independent Auditors’ Report

The Members

Birgo Reiturn Fund LLC and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Birgo Reiturn Fund LLC and Subsidiary (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in unit holders’ equity, and cash flows for the year then ended December 31, 2022, and for the period from inception, November 2, 2021, through December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022, and for the period from inception, November 2, 2021, through December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

C O H E N & C O M P A N Y, L T D.

800.229.1099 | 866.818.4538 fax | cohencpa.com

Registered with the Public Company Accounting Oversight Board

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the Form 1-K filing and the Form 1-A POS filing with the Securities and Exchange Commission (“the SEC”). The other information comprises the annual report and a post-qualification amendment to a circular offering of the Company but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Pittsburgh, Pennsylvania

April 25, 2023

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$25,000	$-
Contribution receivable	-	25,000
TOTAL ASSETS	$25,000	$25,000

LIABILITY AND UNIT HOLDERS’ EQUITY
Commitments and contingencies
UNIT HOLDERS’ EQUITY
Units, no par value, unlimited units authorized, 250 units issued and outstanding as of December 31, 2022 and 2021	$25,000	$25,000
Total Unit Holders’ Equity	25,000	25,000
TOTAL LIABILITY AND UNIT HOLDERS’ EQUITY	$25,000	$25,000

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from November 2, 2021 (inception) through December 31, 2021
Revenue	$-	$-
Expenses	-	-
NET INCOME (LOSS)	$-	$-

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN UNIT HOLDERS’ EQUITY

	Common Units		Retained	Total Unit Holders’
	Units	Amount	Earnings	Equity
Balance, November 2, 2021 (inception)	-	$-	$-	$-
Issuance of common units	250	25,000	-	25,000
Balance, December 31, 2021	250	$25,000	$-	$25,000
Net income (loss)	-	-	-	-
Balance, December 31, 2022	250	$25,000	$-	$25,000

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2021	For the Period from November 2, 2021 (inception) through December 31, 2022
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net income (loss)	$-	$-
Net cash used in operating activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common units	25,000	-
Net cash provided by financing activities	25,000	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,000	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,000	$-

See accompanying notes to consolidated financial statements.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Reporting Entity and Nature of Business

Birgo Reiturn Fund LLC (“the Company”) is organized as a limited liability company under the laws of the State of Delaware pursuant to a Certificate of Formation filed November 2, 2021. The Company intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2023.

The Company was formed primarily to make investments through majority-owned subsidiaries to acquire and manage a portfolio consisting of real estate investment vehicles that are intended to generate current operating income from leasing activities and capital appreciation. Certain majority-owned subsidiaries may have rights to receive preferred economic returns. The Company is in the beginning stages and does not currently own any investments. Substantially all of the Company’s business will be externally administered and operated by its advisor and sponsor, Birgo Realty LLC (the “Advisor” or “Sponsor”). The Company’s legal manager is Birgo Reiturn Fund Manager LLC (“the Manager”), a Delaware limited liability company. Birgo Evergreen Residential Fund LP (“the Operating Partnership”), a Delaware limited partnership, plans to acquire and hold the Company’s real estate investment vehicles. The Company intends to be a limited partner and is the sole member of the general partner of the Operating Partnership.

Subject to certain restrictions and limitations, and in accordance with its Second Amended and Restated Operating Agreement dated as of January 1, 2023 (“the Agreement”), the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and recommending to the Manager certain acquisitions and investments that the Manager should make on behalf of the Company.

A maximum of $75,000,000 in the Company’s common units may be sold in the Offering. The Offering was qualified on September 26, 2022. The Manager has the authority to issue an unlimited number of common units. As of December 31, 2022, the Company had issued 250 common units at the initial per unit price of $100.00 in a private placement prior to the offering statement being declared “qualified” by the SEC. Three affiliates of the Advisor, the owner of the Manager, purchased all 250 units for an aggregate purchase price of $25,000.

The Offering is a “best efforts” offering, which means that funds raised will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. As of December 31, 2022 the Company had raised $82,000, which did not exceed the minimum offering requirement. As such, the Company did not have access to the raised capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

U.S. GAAP requires any subsidiaries, investments or affiliates under the Company’s control to be consolidated. The consolidated financial statements include the accounts of the Company and Birgo Evergreen GP LLC, the Operating Partnership’s general partner, of which the Company is the sole member. All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could materially differ from those estimates and assumptions.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. The Company makes an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for the Company or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of the Company’s interest and the other interests. The Company reassess its determination of whether it is the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to the Company’s investments is limited to the recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and that has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

The Company evaluated the Operating Partnership under the VIE model and determined that it did not need to consolidate. While the Company has the power to direct the activities that most significantly impact the VIE’s performance through Birgo Evergreen GP LLC; an obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE did not exist as the Company did not own any interest in the Operating Partnership as of December 31, 2022 and 2021.

Cash and Cash Equivalents

Cash and cash equivalents may consist of demand deposits, money market funds and other highly liquid financial instruments purchased with original maturities of three months or less. Cash may exceed federally insured limits at times. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk regarding cash.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Advisor on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company, the offering of the Units and the admission of investors into the Company, including, without limitation, expenses for travel, legal, accounting, filing and all other expenses incurred in connection with the offer and sale of interest in the Company. The Company anticipates that, pursuant to the Agreement, the Company will be obligated to reimburse the Advisor for organizational and offering costs paid by them on behalf of the Company. The Advisor, in their sole discretion, may defer or waive, in whole or in part, the reimbursement by the Company of the offering and organizational costs incurred by the Advisor on behalf of the Company.

As of December 31, 2022, the Advisor has incurred organizational and offering costs of approximately $554,000 on behalf of the Company. These costs are not recorded in the consolidated financial statements of the Company as of December 31, 2022 because such costs are not a liability of the Company until the minimum number of the Company’s units are issued. When recorded by the Company, organizational costs will be expensed as incurred, and offering costs will be charged to unit holders’ equity as such amounts are reimbursed to the Advisor or its affiliates from the gross proceeds of the Offering.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its unit holders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent that it distributes qualifying dividends to its unit holders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. For the year ended December 31, 2022 and for the period from November 2, 2021 (inception) through December 31, 2021, the Company has not qualified as a REIT and elected to be taxed as a Partnership. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the year ended December 31, 2022 or for the period from November 2, 2021 (inception) through December 31, 2021. No gross deferred tax assets or liabilities have been recorded as of December 31, 2022 or 2021.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the year ended December 31, 2022 and for the period from November 2, 2021 (inception) through December 31, 2021, the Company has no uncertain tax positions.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unit Redemption

The Company intends to adopt a Unit Repurchase Program, whereby on a quarterly basis, unit holders may request that the Company redeem 25% of their units. In addition, the Unit Repurchase Program is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. The repurchase rate depends upon how long a unitholder requesting redemption has held such units.

No redemption of common units would be allowed when the holding period of such units is less than one year from the investment date. Beginning on the anniversary of the first year following the investment date of the common units subject to the redemption request, the per share redemption price would be calculated based on a declining discount to the net asset value (“NAV”) per share in effect at the time the redemption request is made.

Holding Period from Investment Date	Effective Redemption Price (as a percentage of NAV per share)
Less than 1 year from Investment Date	No repurchase allowed
1 year to 2 years	95% of NAV
2 years to 3 years	98% of NAV
3+ years	100% of NAV

The Company would make repurchases upon the death of a unitholder at a price equal to 100% of the Company’s most recently announced NAV per unit. The Company intends to limit the number of units to be repurchased during any calendar year to 5.0% of the weighted average number of units outstanding during the prior calendar year, or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. During the period that the Offering is ongoing, all unit holders who have held their units for at least one year could request the Company to repurchase up to 25% of their units quarterly, up to the aggregate quarterly and annual limitations, as discussed in the Agreement. Once the Company concludes the Offering, the Company intends to evaluate unit repurchase levels on a quarterly basis, subject to available liquidity.

In addition, the Manager could, in its sole discretion, amend, suspend or terminate the Unit redemption plan at any time without prior notice, including to protect the Company’s operations and the non-redeemed members, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager could also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Distribution Reinvestment Plan

The Company adopted its Distribution Reinvestment Plan (“DRIP”) on October 1, 2022, whereby unit holders may elect to have cash distributions automatically reinvested in additional Units. The purchase price for Units purchased under the DRIP will be equal to the transaction price for such Units at the time the distribution is payable.

As of December 31, 2022, the Company has made no distributions.

BIRGO REITURN FUND LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	RELATED PARTY ARRANGEMENTS

Birgo Realty LLC, Advisor or Sponsor

The Company entered into an advisory agreement with the Advisor.

The Advisor and certain affiliates of the Advisor will receive fees and compensation in connection with the Offering and the acquisition, management and sale of the Company’s real estate investments.

The Advisor will be reimbursed for organizational and offering expenses incurred in conjunction with the offering. The Company will reimburse the Advisor for actual expenses incurred on behalf of the Company in connection with the acquisition, ownership, management, financing, hedging of interest rates on financings or sale of investments. The Company will reimburse the Advisor for all third party charges and out-of-pocket costs and expenses incurred by the Advisor or its Affiliates that are related to the operations of the Company, as defined in the Agreement including, without limitation, the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment.

In accordance with the Agreement, the Company pays an asset management fee to the Advisor for managing the business of the Company. The fees are paid monthly, in arrears, in an amount equal to 1.25% of the Company’s NAV, as defined in the Agreement, as of the end of each quarter. No asset management fees have been incurred or paid as of December 31, 2022 and 2021.

The Advisor, in its sole discretion, may defer or waive, in whole or in part, any fee payable to it.

Three affiliates of the Advisor hold all 250 units as of December 31, 2022 and 2021.

4.	ECONOMIC DEPENDENCY

The Company has engaged or will engage the Manager, the Advisor and their affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, property management services, the sale of the Company’s common units available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations services. As a result of these relationships, the Company is dependent upon the Advisor and their affiliates.

5.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2022 and 2021, the Company was not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that the Company currently assesses as being significant.

6.	SUBSEQUENT EVENTS

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes to the consolidated financial statements. Management has evaluated the activity of the Company through April 25, 2023 (the date the consolidated financial statements were available to be issued) and determined that the Company did not have any material subsequent events that are required to be disclosed in the notes to the consolidated financial statements.

ITEM 8. EXHIBITS

Exhibit	Description
2a*	Certificate of Formation of the Company (incorporated by reference to Exhibit 2a to the Company’s Offering Statement on Form 1-A/A filed on September 19, 2022)
2b*	Second Amended and Restated Limited Liability Agreement of the Company effective as of January 1, 2023 (incorporated by reference to Exhibit 2b to the Company’s Offering Statement on Form 1-A POS filed on April 3, 2023)
4a*	Form of Subscription Agreement (incorporated by reference to Exhibit 4a to the Company’s Offering Statement on Form 1-A POS filed on April 3, 2023)
6a*	Form of Advisory Agreement between the Company and the Advisor (incorporated by reference to Exhibit 6a to the Company’s Offering Statement on Form 1-A/A filed on September 19, 2022)
6b*	License Agreement with Birgo (incorporated by reference to Exhibit 6b to the Company’s Offering Statement on Form 1-A/A filed on September 19, 2022)
8a*	Escrow Agreement with North Capital (incorporated by reference to Exhibit 8a to the Company’s Offering Statement on Form 1-A/A filed on September 19, 2022)
11a	Consent of Cohen & Co. (Filed herein as Exhibit 11a)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRGO REITURN FUND LLC

By:	Birgo Reiturn Fund Manager LLC, its manager

By:	/s/ Andrew Reichert
Andrew Reichert
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Andrew Reichert	Chief Executive Officer of Birgo Reiturn Fund Manager LLC	April 26, 2023
Andrew Reichert	(Principal Executive Officer and Principal Financial and Accounting Officer)